[redacted]

08027019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66072

SEC Mail Processing Section
FEB 26 2008
Washington, DC
104

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-07 (MM/DD/YY) AND ENDING 12-31-07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mortgages Ltd. Securities, L.L.C.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 E. Thomas Road
(No. and Street)

Phoenix	**Arizona**	**85012**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher J. Olson, CPA 602-277-5626
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

3101 N. Central Avenue, Ste. 300	**Phoenix**	**AZ**	**85012**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 10 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

3/7/08

OATH OR AFFIRMATION

I, **Chris Olson**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Mortgages Ltd. Securities, L.L.C.** as of **December 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Christopher J Olson
Signature

Financial Operations Officer
Title

Ann H. Flaherty
Notary Public

ANN H. FLAHERTY
NOTARY PUBLIC - ARIZONA
MARICOPA COUNTY
My Commission Expires
February 25, 2009

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORTGAGES LTD. SECURITIES, L.L.C.

**FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION**

Year Ended December 31, 2007

MORTGAGES LTD. SECURITIES, L.L.C.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

Year Ended December 31, 2007

CONTENTS

MHM

Mayer Hoffman McCann P.C.

An Independent CPA Firm

3101 North Central Avenue, Suite 300
Phoenix, Arizona 85012
602-264-6835 ph
602-265-7631 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Member of

MORTGAGES LTD. SECURITIES, L.L.C.

We have audited the accompanying statement of financial condition of ***Mortgages Ltd. Securities, L.L.C.*** as of December 31, 2007, and the related statements of income and member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the management of ***Mortgages Ltd. Securities, L.L.C.*** Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Mortgages Ltd. Securities, L.L.C.*** at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information, contained on pages 7-8, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mayer Hoffman McCann P.C.

Phoenix, Arizona
February 19, 2008

MORTGAGES LTD. SECURITIES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

CURRENT ASSETS	
Cash	$ 36,418
TOTAL CURRENT ASSETS	36,418
TOTAL ASSETS	$ 36,418

LIABILITIES AND MEMBER'S EQUITY

TOTAL LIABILITIES	$ -
MEMBER'S EQUITY	36,418
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 36,418

See Notes to Financial Statements

MORTGAGES LTD. SECURITIES, L.L.C.

STATEMENT OF INCOME AND MEMBER'S EQUITY

Year Ended December 31, 2007

REVENUES	
Management fees	$ 3,479,055
FINRA income	35,000
Interest income	176
TOTAL REVENUES	3,514,231
OPERATING EXPENSES	
Human resource expense	2,856,855
Insurance	1,763
Regulatory fees	53,227
Legal and accounting	127,886
Other operating expenses	474,324
TOTAL OPERATING EXPENSES	3,514,055
NET INCOME	176
MEMBER'S EQUITY, BEGINNING OF YEAR	36,242
MEMBER'S EQUITY, END OF YEAR	$ 36,418

See Notes to Financial Statements

MORTGAGES LTD. SECURITIES, L.L.C.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 176
Net cash provided by operating activities	176
NET CHANGE IN CASH	176
CASH, BEGINNING OF YEAR	36,242
CASH, END OF YEAR	$ 36,418

See Notes to Financial Statements

MORTGAGES LTD. SECURITIES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2007

(1) Company operations and summary of significant accounting policies

Nature of operations - ***Mortgages Ltd. Securities, L.L.C.*** (the "Company") is incorporated in the state of Arizona. The Company is a direct participation program broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is headquartered in Phoenix, Arizona. The Company was formed in February 2001 and began operations in 2004. The Company will dissolve and commence liquidating upon the first liquidating event, as defined in the operating agreement, but no later than December 31, 2050.

The significant accounting policies followed by the Company are as follows:

Management's use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Cash includes cash and, at times, cash equivalents which consist of highly liquid financial instruments purchased with original maturities of three months or less.

Revenue recognition - Revenues primarily consist of management fees from Mortgages Ltd., a related party (see Note 2). The Company provides broker/dealer services related to direct participation programs originated by Mortgages Ltd. Revenues are recorded when amounts are billed to Mortgages Ltd. Billings are prepared when services have been provided, fees are fixed or determinable and collectibility is reasonably assured.

Income taxes - The financial statements do not include a provision for income taxes since the Company is not a taxpaying entity for income tax purposes. The Company is treated as a partnership for income tax purposes and, accordingly, earnings and losses of the Company are included in the member's income tax returns.

(2) Related party transactions

The Company is owned by a trust controlled by the sole stockholder of Mortgages Ltd. The Company's business consists entirely of transactions related to Mortgages Ltd. The Company receives a management fee from Mortgages Ltd. and bears certain expenses under an expense sharing agreement with Mortgages Ltd. Facilities usage, joint employees, office supplies, equipment rental, and other miscellaneous expenses are allocated to the Company by Mortgages Ltd. based on allocation provisions in the expense sharing agreement.

(3) FINRA income

Effective July 2007, the NASD and The New York Stock Exchange member regulation functions consolidated to form a new Broker Dealer compliance organization called Financial Industry Regulatory Authority (FINRA). In order to facilitate the merger, each NASD member organization was paid $35,000. For purposes of net capital calculations, the amount is treated as an allowable asset.

(4) Net capital requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15.0 to 1.0. At December 31, 2007, the Company had net capital of $36,418 which was $31,418 in excess of its minimum required net capital. The aggregate indebtedness to net capital ratio was 0.0 to 1.0 as of December 31, 2007.

SUPPLEMENTARY INFORMATION

MORTGAGES LTD. SECURITIES, L.L.C.

SUPPLEMENTARY INFORMATION

December 31, 2007

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL		
Member's equity	$	36,418
Less: Nonallowable assets		-
Other deductions or charges		-
Net capital		36,418
Less: Minimum net capital required		5,000
EXCESS NET CAPITAL	$	31,418
AGGREGATE INDEBTEDNESS - LIABILITIES	$	-
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.0

See Independent Auditors' Report

MORTGAGES LTD. SECURITIES, L.L.C.

SUPPLEMENTARY INFORMATION

December 31, 2007

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)-(4)

NET CAPITAL AS REPORTED ON FORM X-17A-5	$	36,418
POST CLOSING ADJUSTMENTS:		
None		-
NET CAPITAL AS REPORTED ON COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	$	36,418

See Independent Auditors' Report

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

3101 North Central Avenue, Suite 300
Phoenix, Arizona 85012
602-264-6835 ph
602-265-7631 fx
www.mhm-pc.com

REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Board of Directors and Member of

MORTGAGES LTD. SECURITIES, L.L.C.

In planning and performing our audit of the financial statements and supplemental schedules of ***Mortgages Ltd. Securities, L.L.C.*** (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, the member, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Phoenix, Arizona
February 19, 2008

END